

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2022

Jonathan Drachman
Chief Executive Officer
Neoleukin Therapeutics, Inc.
188 East Blaine Street, Suite 450
Seattle, WA 98102

      Re: Neoleukin Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed May 9, 2022
           File No. 333-264803

Dear Mr. Drachman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Drory at 202-551-8342 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Julia Forbess, Esq.